FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 27, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ESTABLISHES EAST-EUROPEAN STEEL DIVISION

Targoviste, Romania – October 27, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the establishment of its East-European Steel Division on the bases of its Romanian steel subsidiary, Mechel Targoviste.

Following the acquisition of Ductil Steel in the spring of 2008, Mechel Group owned four steel companies in Romania: Mechel Targoviste, Mechel Campia Turzii, Ductil Steel Buzau steel rolling mill, and Otelu Rosu steel melting plant. In order to enhance the performance and efficiencies of these subsidiaries, Mechel has now established its East-European Steel Division on the bases of Mechel Targoviste, effective October 22, 2008.

The main objective of the Division is to coordinate the operations of Mechel’s Romanian subsidiaries including investments, modernization, streamlining, and production cost reduction efforts through the implementation of efficient logistics planning, raw material acquisition and product marketing across the subsidiary. Additionally, the Division is engaged in human resources policy and coordinates contacts with banks and financial institutions. The main priority of the Division is the modernization of the Otelu Rosu, Ductil Steel Buzau, and Campia Turzii plants.

“Establishing the new Division will enable Mechel to significantly increase the efficiency of managing Mechel’s Romanian subsidiaries. We are pleased that this entity will be headed by an experienced specialist, Vyacheslav B. Shmyga. Working as the Director of Mechel Targoviste, Mr. Shmyga successfully implemented technical re-equipment and production cost optimization programs that have resulted in the subsidiary earning profits for the first time in recent years. Mr. Shmyga has been assigned with the task to achieve similar results at Mechel’s other Romanian subsidiaries,” Mechel Management OOO Chief Executive Officer Vladimir Polin noted.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: October 27, 2008